Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125546

SUPPLEMENT NO. 12 DATED DECEMBER 18, 2006

TO PROSPECTUS DATED MARCH 3, 2006

APPLE REIT SEVEN, INC.

The following information supplements the prospectus of Apple REIT Seven, Inc. dated March 3, 2006 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 7 (which is cumulative and replaces all prior Supplements), Supplement Nos. 8, 9, 10 and 11, and this Supplement No. 12.

Status of the Offering	S–3
Recent Developments	S–3
Acquisitions and Related Matters	S–4
Summary of Contracts	S–7
Our Properties	S–8

The prospectus, and each supplement, contains forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “Springhill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Seven, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Seven, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on March 15, 2006. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of November 24, 2006, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	28,260,535	310,865,887	279,779,298

Total	33,022,440	$360,865,887	$324,779,298

Due to the inherent delay between raising capital and investing that same capital in income producing real estate, the Company has had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from our offering of Units. Proceeds of the offering which are distributed are not available for investment in properties.

RECENT DEVELOPMENTS

Recent Purchases

On December 1, 2006, one of our wholly-owned subsidiaries closed on the purchase of a hotel in Milford Ohio (located outside of Cincinnati, Ohio) that contains 76 guest rooms. The gross purchase price for this hotel was $7,100,000.

Two recent purchases have occurred in connection with a related portfolio of hotels. On December 12, 2006, one of our wholly-owned subsidiaries closed on the purchase of a hotel in Rancho Bernardo, California that contains 210 guest rooms. The gross purchase price for this hotel was $36,000,000. On December 15, 2006, one of our wholly-owned subsidiaries closed on the purchase of a hotel in New Orleans, Louisiana that contains 166 guest rooms. The gross purchase price for this hotel was $43,000,000. In connection with the purchase of the hotel in New Orleans, Louisiana, our wholly-owned subsidiary assumed an existing loan secured by this hotel. Information about this loan is set forth in a later section. Other purchase contracts remain in effect with regard to nine other hotels in this portfolio. The termination of a purchase contract for two hotels involving this portfolio is discussed below in this section.

On December 15, 2006, one of our wholly-owned subsidiaries closed on the purchase of a hotel in Ronkonkoma, New York that contains 165 guest rooms. The gross purchase price for this hotel was $27,000,000. Further information about our recent purchases is provided in another section below.

Other Matters

We recently obtained a credit facility from a commercial bank for working capital and short-term acquisition funding. Further information about this credit facility is provided in another section below.

On November 20, 2006, we caused one of our wholly-owned subsidiaries to terminate two purchase contracts for hotels located in Danbury, Connecticut and Newark, New Jersey. The hotels had an aggregate purchase price $37,200,000 and contained a total of 358 guest rooms. The entry into these purchase contracts was reported in Supplement No. 9.

On December 4, 2006, we caused one of our wholly-owned subsidiaries to terminate a purchase contract for two hotels located in Jacksonville, Florida and Savannah, Georgia. The hotels had an aggregate purchase price $21,500,000 and contained a total of 222 guest rooms. Under the terms of the purchase contract, our wholly-owned subsidiary would have assumed a promissory note with an original principal balance of $19,500,000. The entry into this purchase contract was reported in Supplement No. 9. Other purchase contracts remain in effect with regard to the nine other hotels in this portfolio.

Source of Payments

The total gross purchase price for our recent purchases, which resulted in our ownership of four additional hotels, was funded by our ongoing offering of units and proceeds from our new credit facility. We also used the proceeds of our ongoing offering to pay $2,262,000, representing 2% of the total gross purchase price for our recent purchases, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of our recent purchases, we currently own a total of 18 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Acquisitions

Each of our recently purchased hotels has been leased to another one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the lessee and the applicable manager. For simplicity, the manager will be referred to below as the “manager.”

The hotel lease agreements and management agreements are among the contracts described in the next section. The table below specifies the franchises, hotel owners, lessees and managers for our recent purchases (with additional hotel information provided in a following section):

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager (b)

Milford, Ohio	Homewood Suites	Apple Seven Hospitality Ownership, Inc.	Apple Seven Hospitality Management, Inc.	White Lodging Services Corporation

Rancho Bernardo, California	Courtyard	Apple Seven Hospitality Ownership, Inc.	Apple Seven Hospitality Management, Inc.	Dimension Development Company, Inc.

New Orleans, Louisiana	Homewood Suites	Apple Seven SPE New Orleans, L.P.	Apple Seven Services New Orleans, L.P.	Dimension Development Company, Inc.

Ronkonkoma, New York	Hilton Garden Inn	Apple Seven Hospitality Ownership, Inc.	Apple Seven Hospitality Management, Inc.	White Lodging Services Corporation

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(b)	The hotels in California and Louisiana were purchased from an affiliate of the indicated manager.

The hotel in Louisiana continues to serve as collateral for a loan that was assumed by our purchasing subsidiary. The loan has a non-recourse structure, which means that the lender generally must rely on the property, rather than the borrower, as the lender’s source of repayment in any collection action. There are exceptions to the non-recourse structure in certain situations, such as misappropriation of funds and environmental liabilities. In these situations, the lender is permitted to seek repayment from the indemnitor or guarantor of the loan, which is another one of our wholly-owned subsidiaries.

The outstanding principal balance for the loan secured by the hotel in Louisiana is approximately $17,100,000. The annual interest rate is 5.85% and the maturity date is scheduled to occur in October 2014. Payments of principal and interest are due monthly on an amortized basis.

We have no material relationship or affiliation with the sellers or the managers, except for the relationship resulting from our purchases, the management agreements, the pending purchase contracts and any related documents.

Credit Facility

Under a Loan Agreement dated as of December 14, 2006, we obtained an unsecured credit facility from Wachovia Bank, N.A., for working capital and short-term acquisition funding. The facility will be used to bridge the timing of closing property acquisitions and proceeds received from our ongoing offering of Units. The credit facility is evidenced by our promissory note to the lender and is currently guaranteed by nine of our direct or indirect wholly-owned subsidiaries. If we form new subsidiaries for certain future hotel purchases, we must cause those new subsidiaries to execute substantially similar guaranties.

The credit facility provides for a maximum aggregate commitment by the lender of $150,000,000 and has a scheduled maturity date of December 13, 2007. We paid a $750,000 commitment fee to the lender to obtain the credit facility.

Our initial advance under the credit facility was $18,000,000. The applicable interest rate is generally equal to LIBOR (the London Interbank Offered Rate) plus 2.0%. We may voluntarily prepay any indebtedness under the credit facility in whole or in part at any time.

Payments of accrued interest are due monthly. We are also required (unless the lender agrees otherwise) to make mandatory prepayments of principal to the extent that we receive proceeds from our ongoing best-efforts offering of units, which typically occurs on a monthly basis. There can be no assurance that such offering proceeds will be sufficient to repay the principal amount of the indebtedness by the maturity date. If such proceeds are not sufficient for that purpose, we may seek to refinance the credit facility. A refinancing, if any, may involve materially different terms and conditions, which may affect the interest rate, payment schedule or unsecured nature of this obligation.

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SUMMARY OF CONTRACTS

Hotel Lease Agreements

Each recently purchased hotel is covered by a separate hotel lease agreement between the owner (one of our wholly-owned subsidiaries) and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. Each lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The annual base rents and lease commencement dates for the hotels are shown below:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Milford, Ohio	Homewood Suites	$568,777	December 1, 2006
Rancho Bernardo, California	Courtyard	2,414,839	December 12, 2006
New Orleans, Louisiana	Homewood Suites	3,231,229	December 15, 2006
Ronkonkoma, New York	Hilton Garden Inn	2,083,338	December 15, 2006

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each purchased hotel is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotels and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

For the recently purchased hotel in California, there is a relicensing franchise agreement between our wholly-owned subsidiary that is serving as the lessee of the hotel (as specified in a previous section) and Marriott International, Inc. The relicensing franchise agreement provides for the payment of royalty fees and marketing contributions to the franchisor. A percentage of gross room revenues is used to determine these payments. In addition, we have caused Apple Seven Hospitality, Inc. to provide a separate guaranty of the payment and performance of the applicable lessee under the relicensing franchise agreement.

For the recently purchased hotels in Louisiana, New York and Ohio, there is a franchise license agreement between the applicable lessee and Hilton Hotels Corporation or an affiliate. The franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Seven Hospitality Ownership, Inc. has entered into a guarantee in which it has guaranteed the payment and performance of the lessee under the applicable franchise license agreement.

The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate. These agreements may be terminated for various reasons, including failure by the applicable lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

Owner Agreements

For the hotel covered by a relicensing franchise agreement, there is a separate owner agreement between the franchisor, owner and lessee. The owner agreement generally provides that the applicable owner (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the relicensing franchise agreement for the hotel; and (b) perform the obligations of the applicable lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under such agreement.

OUR PROPERTIES

Our recently purchased hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their respective markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotels are adequately covered by insurance. The following tables present further information about our recently purchased hotels:

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Milford, Ohio	Homewood Suites	76	$7,100,000	$119-139	$6,566,100
Rancho Bernardo, California	Courtyard	210	36,000,000	99-214	31,451,100
New Orleans, Louisiana	Homewood Suites	166	43,000,000	148-239	38,528,500
Ronkonkoma, New York	Hilton Garden Inn	165	27,000,000	89-114	27,000,000

	Total	617	$113,100,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of each hotel.

Table 2. Operating Information (a)

PART A

		Avg. Daily Occupancy Rates (%)
Hotel	Franchise	2001	2002	2003	2004	2005
Milford, Ohio	Homewood Suites	—	—	—	—	33%
Rancho Bernardo, California	Courtyard	—	—	—	—	—
New Orleans, Louisiana	Homewood Suites	—	60%	69%	72%	76%
Ronkonkoma, New York	Hilton Garden Inn	—	—	43%	74%	76%

PART B

		Revenue per Available Room/Suite ($)
Hotel	Franchise	2001	2002	2003	2004	2005
Milford, Ohio	Homewood Suites	$—	$—	$—	$—	$32
Rancho Bernardo, California	Courtyard	—	—	—	—	—
New Orleans, Louisiana	Homewood Suites	—	100	115	129	145
Ronkonkoma, New York	Hilton Garden Inn	—	—	53	89	93

Note for Table 2:

(a)	Operating information is presented for the last five years, if applicable. The recently purchased hotel in California opened in March 2006. The hotel in Ohio opened in late 2005.

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year		Real Property Tax Rate (a)	Real Property Tax (b)
Milford, Ohio	Homewood Suites	2005	(c)	6.1085%	$7,238
Rancho Bernardo, California	Courtyard	2006	(d)	1.2072%	201,593
New Orleans, Louisiana	Homewood Suites	2006	(c)	20.4240%	281,880
Ronkonkoma, New York	Hilton Garden Inn	2006	(e)	18.1780%	376,285

Notes for Table 3:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).
(b)	The hotels in Ohio and California were constructed in 2005 and 2006, respectively. The property taxes shown for these hotels are not necessarily indicative of the property taxes expected in the future.
(c)	Represents calendar year.
(d)	Represents 12 month period from July 1, 2006 through June 30, 2007.
(e)	Represents 12 month period from December 1, 2005 through November 30, 2006.